Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 15, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams
Attorney-Advisor

Re: Box Ships Inc. Registration Statement on Form F-3 Filed May 6, 2015 File No. 333-203928

Dear Mr. McWilliams:

We refer to the registration statement on Form F-3, filed by Box Ships Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on May 6, 2015 (the "Registration Statement").  By letter dated May 27, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff's comments.  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Risk Factors, page 3
1.	We note your announcement in December 2014 that you received a notice of non-compliance from the NYSE that you were no longer in compliance with its continuing listing standards. Please include a risk factor addressing where you stand with respect to regaining listing compliance and the risk that you will be unable to utilize General Instruction I.B.5 to Form F-3 if you do not have at least one class of common equity listed and registered on a national securities exchange.
In response to the Staff's comment, the Company has revised its risk factor disclosure in the Amended Registration Statement to address the December 2, 2014 notice of noncompliance from the NYSE, the Company's intentions to regain compliance with the NYSE continuing listing standards, and the potential impact of continued noncompliance on the use of the Amended Registration Statement for certain primary offerings.
Description of Purchase Contracts, page 28
2.	Refer to the disclosure that you may issue purchase contracts for the purchase or sale of debt or equity securities of third parties. To the extent you include the offering of underlying third party debt obligations or third party equity securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations or third party equity securities. For guidance, refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.
The Company acknowledges the Staff's comment and supplementally advises the Staff that it has revised the disclosure under the section of the Amended Registration Statement entitled "Description of Purchase Contracts" to reflect that the Company does not intend to issue or offer purchase contracts for the purchase or sale of debt or equity securities of third parties, but that such issuances will be limited to purchase contracts composed of securities issued by the Company.

* * * * *
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265 or Will Vogel, Esq. at (212) 574-1607.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Edward S. Horton Edward S. Horton

cc:	Michael Bodouroglou
President and Chief Executive Officer
Box Ships Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Box Ships Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

July 15, 2015

Re:            Box Ships Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, BOX SHIPS INC.
By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: President and Chief Executive Officer